Greenwater Marine Sciences Offshore, Inc.

Financial Statements

December 31, 2021 and 2020



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

GREENWATER MARINE SCIENCES OFFSHORE, INC.

Table of Contents



REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Greenwater Marine Sciences Offshore, Inc.
Arlington, Virginia

We have reviewed the accompanying financial statements of Greenwater Marine Sciences Offshore, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in owners' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

March 30, 2022
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

GREENWATER MARINE SCIENCES OFFSHORE, INC.

Balance Sheets
December 31, 2021 and 2020

Assets		2021		2020
Current assets:				
Cash	$	21,822	$	13,642
Accounts receivable		-		425
Total current assets		21,822		14,067
Deposit		2,000		-
Total assets	$	23,822	$	14,067

Liabilities and Owners' Equity				
Current liabilities:				
Accounts payable	$	1,154	$	-
Owners' equity:				
Common stock at $0.0001 par value, 20,000,000 shares authorized, 8,030,000 shares issued and outstanding as of December 31, 2021		803		-
Additional paid-in capital		39,847		-
Accumulated deficit		(17,982)		-
Members' equity		-		14,067
Total owners' equity		22,668		14,067
Total liabilities and owners' equity	$	23,822	$	14,067

See report of independent accountants and accompanying notes to financial statements.

GREENWATER MARINE SCIENCES OFFSHORE, INC.

Statements of Operations
For the years ended December 31, 2021 and 2020

	2021	2020
Revenue	$ -	$ -
Operating expenses	41,765	10,408
Operating loss	(41,765)	(10,408)
Other income	-	900
Net loss	$ (41,765)	$ (9,508)

See report of independent accountants and accompanying notes to financial statements.

GREENWATER MARINE SCIENCES OFFSHORE, INC.

Statements of Changes in Owners' Equity
For the years ended December 31, 2021 and 2020

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Members' Equity	Total
Balance January 1, 2020	$ -	$ -	$ -	$ 23,575	$ 23,575
Net loss	-	-	-	(9,508)	(9,508)
Balance December 31, 2020	-	-	-	14,067	14,067
Contributions from member	-	-	-	20,000	20,000
Net loss	-		(17,982)	(23,783)	(41,765)
Conversion to C-Corp	760	9,524	-	(10,284)	-
Issuance of common stock	43	30,323	-	-	30,366
Balance December 31, 2021	$ 803	$ 39,847	$ (17,982)	$ -	$ 22,668

See report of independent accountants and accompanying notes to financial statements.

GREENWATER MARINE SCIENCES OFFSHORE, INC.

Statements of Cash Flows
For the years ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (41,765)	$ (9,508)
Adjustments made to reconcile net loss to net cash from operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	425	(425)
Deposit	(2,000)	-
Accounts payable	1,154	-
Net cash used in operating activities	(42,186)	(9,933)
Cash flows from financing activities:		
Contributions from member	20,000	-
Issuance of common stock	30,366	-
Net cash provided by financing activities	50,366	-
Net change in cash	8,180	(9,933)
Cash, beginning of year	13,642	23,575
Cash, end of year	$ 21,822	$ 13,642

See report of independent accountants and accompanying notes to financial statements.

GREENWATER MARINE SCIENCES OFFSHORE, INC.

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

   Description of Business: Greenwater Marine Sciences Offshore, Inc. (the "Company") was organized as a limited liability company on June 11, 2019 in the Commonwealth of Virginia. Effective June 11, 2021, the Company was converted to a B-Corporation. The Company plans to provide crewed ships to ocean scientists that are suitable for coastal and near-shore research projects.

   Management's Plans: The Company's strategic plan for 2022 is to finalize the infrastructure of the Company and acquire, outfit, and prepare the first one or two vessels for the initial operations in late 2022. Used vessels that are attractive to the Company for purchase and retrofit will be inspected by Company staff for suitability and seaworthiness, following which terms will be negotiated and contracts identified. The Company intends that execution of its strategic plan using funds raised from its crowdfunding campaign will enable the Company to grow holistically on its own, eventually expanding to other regions and operations and continue for a reasonable period of time.

   Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

   Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

   Concentrations of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in a high credit quality financial institution with balances that periodically exceed federally insured limits. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

   As of and for the year ended December 31, 2020, one customer accounted for 100% of accounts receivable and other income.

   Accounts Receivable: Accounts receivable consists of amounts billed to customers in the ordinary course of business. Management evaluates outstanding receivables for collectability and once determined to be uncollectible, records and allowance for doubtful accounts against the remaining balance. Management determined no allowance for doubtful accounts was deemed necessary at December 31, 2020.

6

1.   **Summary of Significant Accounting Policies, Continued:**

Advertising Costs: The Company expenses advertising costs as incurred. Advertising expense was $2,127 during 2021 and $4,102 for 2020.

Income Taxes: The Company was treated as a partnership for federal and state income tax purposes through June 10, 2021, and its member reported their respective share of the Company's taxable income of loss in their personal income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements for 2020.

Effective June 11, 2021, upon conversion to a C-Corp, the Company's deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through March 30, 2022, the date the financial statements were available to be issued, and has determined that except as disclosed in note 2, there are no subsequent events to be reported in the accompanying financial statements.

2.   **Owners' Equity:**

From inception through June 10, 2021, the Company was organized as a limited liability company with membership units available to be issued as determined by the managing member. Effective June 11, 2021 and pursuant to the Company's amended articles of incorporation (as such par value was amended following the date of these financial statements), the Company is authorized to issue 20,000,000 shares of common stock at $0.0001 par value per share. Each holder of common stock is entitled to one vote per share. At December 31, 2021, there were 8,030,000 shares of common stock issued and outstanding.

3.   **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $18,000 at December 31, 2021, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.